Exhibit No. 99

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2007 and 2006

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

We have audited the accompanying consolidated balance sheets of Worthington Armstrong Venture and subsidiaries (a general partnership) (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, partners’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Harrisburg, Pennsylvania

February 20, 2008

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2007 and 2006

(In thousands)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$47,304	72,025
Accounts receivable, net	45,876	45,658
Inventory, net	36,283	38,979
Other current assets	1,511	1,067

Total current assets	130,974	157,729
Property, plant, and equipment, net	28,192	25,776
Goodwill	2,319	2,082
Other assets	459	288

Total assets	$161,944	185,875

Liabilities and Partners’ Equity
Current liabilities:
Accounts payable	$17,774	20,434
Accrued expenses	10,419	6,521
Taxes payable	741	1,897

Total current liabilities	28,934	28,852

Long-term liabilities:
Deferred income taxes	673	457
Long-term debt	100,000	—
Other long-term liabilities	3,467	3,616

Total long-term liabilities	104,140	4,073

Total liabilities	133,074	32,925

Partners’ equity:
Contributed capital	22,438	22,638
Retained earnings	—	127,757
Accumulated other comprehensive income	6,432	2,555

Total partners’ equity	28,870	152,950

Total liabilities and partners’ equity	$161,944	185,875

See accompanying notes to consolidated financial statements.

2

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income

Years ended December 31, 2007, 2006, and 2005

(In thousands)

	2007	2006	2005
Net sales	$379,988	348,811	307,740
Cost of sales	(245,061)	(224,735)	(208,628)

Gross margin	134,927	124,076	99,112
Selling, general, and administrative expenses	(22,310)	(19,038)	(18,829)

	112,617	105,038	80,283
Other income, net	114	100	123
Interest income	2,162	3,679	1,985
Interest expense	(4,400)	(177)	(1,452)

Income before income tax expense	110,493	108,640	80,939
Income tax expense	(3,450)	(3,754)	(2,299)

Net income	$107,043	104,886	78,640

See accompanying notes to consolidated financial statements.

3

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Equity and Comprehensive Income

Years ended December 31, 2007, 2006, and 2005

(In thousands)

	Contributed capital		Retained earnings	Accumulated other comprehensive income (loss)	Total partners’ equity	Comprehensive income
	Armstrong Ventures, Inc.	The Worthington Steel Company
Balance, January 1, 2005	$12,925	9,713	76,231	3,573	102,442	$65,146

Net income	—	—	78,640	—	78,640	$78,640
Distributions	—	—	(46,000)	—	(46,000)	—
Additional minimum pension liability	—	—	—	(153)	(153)	(153)
Foreign currency translation adjustments	—	—	—	(3,977)	(3,977)	(3,977)

Balance, December 31, 2005	12,925	9,713	108,871	(557)	130,952	$74,510

Net income	—	—	104,886	—	104,886	$104,886
Distributions	—	—	(86,000)	—	(86,000)	—
Reduction in minimum pension liability	—	—	—	40	40	40
Foreign currency translation adjustments	—	—	—	3,072	3,072	3,072

Balance, December 31, 2006	12,925	9,713	127,757	2,555	152,950	$107,998

Net income	—	—	107,043	—	107,043	$107,043
Distributions	(100)	(100)	(234,800)	—	(235,000)	—
Change in funded status of pension plan	—	—	—	252	252	252
Foreign currency translation adjustments	—	—	—	3,625	3,625	3,625

Balance, December 31, 2007	$12,825	9,613	—	6,432	28,870	$110,920

See accompanying notes to consolidated financial statements.

4

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2006, and 2005

(In thousands)

	2007	2006	2005
Cash flows from operating activities:
Net income	$107,043	104,886	78,640
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,276	4,367	5,087
Deferred income taxes	53	11	(433)
Change in accounts receivable	974	(7,768)	(1,457)
Change in inventory	3,632	(8,660)	10,549
Change in accounts payable and accrued expenses	(400)	7,258	(570)
Other	(547)	803	(737)

Net cash provided by operating activities	114,031	100,897	91,079

Cash flows from investing activities:
Purchases of property, plant, and equipment	(5,051)	(2,556)	(2,993)
Sale of property, plant, and equipment	—	13	44

Net cash used in investing activities	(5,051)	(2,543)	(2,949)

Cash flows from financing activities:
Issuance (payments) of long-term debt	100,000	—	(50,000)
Distributions paid	(235,000)	(86,000)	(46,000)
Issuance costs related to debt	(232)	—	(317)

Net cash used in financing activities	(135,232)	(86,000)	(96,317)

Effect of exchange rate changes on cash and cash equivalents	1,531	981	(807)

Net increase (decrease) in cash and cash equivalents	(24,721)	13,335	(8,994)
Cash and cash equivalents at beginning of year	72,025	58,690	67,684

Cash and cash equivalents at end of year	$47,304	72,025	58,690

Supplemental disclosures:
Cash and cash equivalents paid for interest	$2,590	102	1,067
Cash and cash equivalents paid for income taxes	3,937	2,221	2,295

See accompanying notes to consolidated financial statements.

5

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(1)	Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, Spain, the United Kingdom, and the Peoples Republic of China.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include management estimates and judgments, where appropriate. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and goodwill; valuation allowances for receivables and inventories; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(b)	Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

(c)	Revenue Recognition

The Company recognizes revenue from the sale of products and the related accounts receivable when title transfers, generally on the date of shipment. At the time of shipment, a provision is made for estimated applicable discounts and losses that reduces revenue. Sales with independent U.S. distributors of products to major home center retailers are recorded when the products are shipped from the distributor’s locations to these retailers.

(d)	Advertising Costs

The Company recognizes advertising expenses as they are incurred. Advertising expense was $970,000, $849,000 and $812,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $3,734,000, $2,805,000 and $2,358,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

(f)	Taxes

The Company is a general partnership in the United States, and accordingly, generally all U.S. federal and state income taxes are the responsibility of the two general partners. Deferred income tax assets and liabilities are recognized for foreign subsidiaries for taxes estimated to be payable in

6	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

future years based upon differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are determined using enacted rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled.

(g)	Cash and Cash Equivalents

Short-term cash investments that have maturities of three months or less when purchased are considered to be cash equivalents.

(h)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(i)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

(j)	Long-Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(k)	Goodwill

Goodwill is tested for impairment at least annually. The impairment tests performed in 2007, 2006, and 2005 did not result in an impairment of the Company’s goodwill.

(l)	Foreign Currency Translation and Transactions

For subsidiaries with functional currencies other than the U.S. dollar, income statement items are translated into dollars at average exchange rates throughout the year and balance sheet items are translated at year-end exchange rates. Gains or losses on foreign currency transactions are recognized in other income, net in the accompanying consolidated statements of income. Gains and losses on foreign translation are recognized in accumulated other comprehensive income in the accompanying consolidated balance sheets.

7	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(m)	Reclassifications

Computer software amounts have been reclassified from other intangibles to property, plant, and equipment for 2007 and 2006.

(3)	Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $283,000 and $346,000 at December 31, 2007 and 2006, respectively.

(4)	Inventory

	2007	2006
	(In thousands)
Finished goods	$15,446	15,853
Goods in process	120	53
Raw materials	17,323	19,773
Supplies	3,394	3,300

Total inventories	$36,283	38,979

(5)	Property, Plant, and Equipment

	2007	2006
	(In thousands)
Land	$1,407	1,334
Buildings	13,716	13,425
Machinery and equipment	66,816	62,796
Computer software	713	525
Construction in process	4,167	1,372

	86,819	79,452
Accumulated depreciation and amortization	(58,627)	(53,676)

Total property, plant, and equipment, net	$28,192	25,776

Depreciation and amortization expense were $3,276,000, $4,367,000 and $5,087,000 in 2007, 2006, and 2005, respectively.

(6)	Goodwill

Goodwill increased (decreased) by $237,000, $189,000 and $(257,000) during 2007, 2006, and 2005, respectively, due to foreign currency translation.

8	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(7)	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments. The carrying value of debt approximates fair value as the debt carries a variable interest rate.

(8)	Debt

In September 2005, the Company paid off its $50 million Term Loan and established a $50 million revolving line of credit. In May 2007, the Company amended the line of credit facility to extend the credit agreement to May 2012 and to increase the line of credit to $150 million. The revolving line of credit is unsecured. At December 31, 2007, there was $100 million outstanding on this line of credit.

The line of credit contains certain restrictive financial covenants, including, among others, interest coverage and leverage ratios, as well as restrictions on dividends. The Company was in compliance with its covenants as of December 31, 2007 and 2006.

(9)	Pension Benefit Programs

The Company contributes to the Worthington deferred profit sharing plan for all other eligible U.S. employees. Cost for this plan was $901,000, $836,000 and $658,000 for 2007, 2006, and 2005, respectively. The Company also contributes to government-related pension programs in a number of foreign countries. The cost for these plans amounted to $209,000, $184,000 and $155,000 for 2007, 2006, and 2005, respectively.

The Company also has a defined benefit pension plan for eligible hourly employees in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East coast operations, which eliminated the expected future years of service for participants in the plan.

The following table sets forth the defined benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2007 and 2006:

	2007	2006
	(In thousands)
Projected benefit obligation at beginning of year	$8,999	8,976
Administrative cost	102	98
Interest cost	498	479
Actuarial (gain) loss	(161)	79
Benefits paid	(735)	(633)

Projected benefit obligation at end of year	$8,703	8,999

9	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

	2007	2006
	(In thousands)
Benefit obligation at December 31	$8,703	8,999
Fair value of plan assets as of December 31	7,636	7,784

Funded status at end of year	$(1,067)	(1,215)

Amounts recognized in the balance sheets consist of:
Noncurrent liabilities	$(1,067)	(1,215)
Accumulated other comprehensive income	2,156	2,408

Amounts recognized in accumulated other comprehensive income represent unrecognized net actuarial losses.

The components of net periodic benefit cost (benefit) are as follows:

	2007	2006	2005
	(In thousands)
Administrative Cost	$102	98	95
Interest Cost	498	479	469
Expected return on plan assets	(596)	(590)	(617)
Recognized net actuarial loss	101	143	31

Net periodic benefit cost (benefit)	$105	130	(22)

The net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $100,000.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2007 and 2006 are as follows:

	2007	2006
Weighted average assumptions for year ended December 31:
Discount rate	5.75%	5.25%
Expected long-term rate of return on plan assets	8.00	8.00
Weighted average assumptions as of December 31:
Discount rate	5.85%	5.75%
Expected long-term rate of return on plan assets	8.00	8.00

The Company’s overall expected long-term rate of return on plan assets is 8%. In developing the 8% expected long-term rate of return assumption, the Company considered its historical compounded return and reviewed asset class return expectations and long-term inflation assumptions.

The primary investment objective of the defined benefit pension plan is to achieve long-term growth of capital in excess of 8% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprised of equities, fixed income and cash investments.

10	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Each asset class utilized by the defined benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2007 and 2006 position:

		Position at December 31
	Target weight	2007	2006
Equity securities	65%	69%	69%
Fixed income securities	35	29	28
Cash and equivalents	—	2	3

The Company made no contributions to the U.S. defined benefit pension plan in 2007, 2006, or 2005 and does not expect to contribute to the plan in 2008.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table (in thousands):

Expected future payments for period ending December 31:
2008	$565
2009	560
2010	580
2011	580
2012 – 2016	2,930

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2007.

(10)	Income Taxes

The Company is a general partnership in the United States, and accordingly, generally all U.S. federal and state income taxes are the responsibility of the two general partners. Therefore, no income tax provision has been recorded on U.S. income. There are no significant differences between the statutory income tax rates in foreign countries where the Company operates and the income tax provision recorded in the income statements. No deferred taxes, including withholding taxes, have been provided on the unremitted earnings of foreign subsidiaries as the Company’s intention is to invest these earnings permanently.

Deferred tax balances recorded on the balance sheets relate primarily to depreciation, tax-deductible goodwill, and accrued expenses. In 2007, the provision for income tax expense was $3,450,000 comprising $3,292,000 current and $158,000 deferred. In 2006, the provision for income tax expense (benefit) was $3,754,000 comprising $3,856,000 current and $(102,000) deferred. In 2005, the provision for income tax expense (benefit) was $2,299,000 comprising $2,338,000 current and $(39,000) deferred.

(11)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Rent expense during 2007, 2006, and 2005 amounted to $2,470,000, $2,337,000 and $2,869,000, respectively.

11	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows (in thousands):

Year:
2008	$2,933
2009	2,711
2010	2,637
2011	2,550
2012	2,597
Thereafter	4,905

Total	$18,333

(12)	Accumulated Other Comprehensive Income

The balances for accumulated other comprehensive income are as follows:

	2007	2006
	(In thousands)
Foreign currency items	$8,588	4,963
Pension plan	(2,156)	(2,408)

Total accumulated other comprehensive income	$6,432	2,555

(13)	Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. Armstrong purchases grid products from the Company, which are then resold along with Armstrong inventory to the customer.

	2007	2006	2005
	(In thousands)
Services provided by Armstrong	$14,961	13,706	13,027
Sales to Armstrong	87,660	75,854	67,860

No amounts were owed to Armstrong as of December 31, 2007 or 2006. Armstrong owed the Company $5,846,000 and $4,742,000 for purchases of product for the same periods, respectively, which are included in accounts receivable.

Worthington provides certain administrative processing services and insurance-related coverages to the Company for which it receives reimbursement.

	2007	2006	2005
	(In thousands)
Services provided by Worthington	$715	1,079	555
Raw material purchased from Worthington	2,076	3,646	5,039

12	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

The Company owed $438,000 and $636,000 to Worthington as of December 31, 2007 and 2006, respectively, which are included in accounts payable.

(14)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

13